Exhibit 99.13

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE AND NYSE Share Code TKG

(“Telkom”)

Telkom wishes to clarify that the general authority granted to it by shareholders at its annual general meeting on 27 January 2004 to purchase shares in its own capital on the open market does not, under the terms of the Listings Requirements of the JSE Securities Exchange South Africa, permit it to participate in the share placement which is currently being implemented by Thintana Communications LLC.

Telkom will continue to consider the purchase of shares in its own capital on the open market under the terms of its existing authority.

Johannesburg

17 June 2004